# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU Inc., CIK 0001413855
CUSIP: G3314G110
Title of class of securities: Class A ordinary share, par value $0.4 per share
Address of issuer's principal executive offices: 1-10, Jinzhong Guobin, Xili Street, Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 12/22/2025
Filed by CIK 0002079492
Persons authorized to receive notices and communications: Good Silver Limited, c/o Jamie Zhou, Room 2001, 2/F, #03-13, The Tresor, 26 Duchess Road, Singapore, Singapore (U0), 269029, 852 97039532

## Reporting persons
- Good Silver Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 3,900,000; shared voting power 0; sole dispositive power 3,900,000; shared dispositive power 0; aggregate amount beneficially owned 3,900,000 (18.63% of the class)
  Comment: Note to Row 7, 9, 11: Represents 3,900,000 Class A ordinary shares directly held by Good Silver Limited, which is 100% owned by Jamie Zhou.
  
  Note to Row 13: The percentage calculation is based on 20,935,271 ordinary shares, including 13,435,271 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of December 22, 2025.
- Jamie Zhou (CIK 0002079492): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 3,900,000; shared voting power 0; sole dispositive power 3,900,000; shared dispositive power 0; aggregate amount beneficially owned 3,900,000 (18.63% of the class)
  Comment: Note to Row 7, 9, 11: Represents 3,900,000 Class A ordinary shares directly held by Good Silver Limited, which is 100% owned by Jamie Zhou.
  
  Note to Row 13: The percentage calculation is based on 20,935,271 ordinary shares, including 13,435,271 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of December 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.4 per share
Name of issuer: AIFU Inc.
Address of issuer's principal executive offices: 1-10, Jinzhong Guobin, Xili Street, Shenzhen, China (F4), 518055

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D/A is being filed by Good Silver Limited and Jamie Zhou (the "Reporting Persons").
Residence or business address: The address of Good Silver Limited is Room 1202, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, East Kowloon, Hong Kong, China. The address of Jamie Zhou is Room 2001, 2/F, #03-13, The Tresor, 26 Duchess Road, Singapore.
Present principal occupation or employment: Jamie Zhou serves as a Director of Good Silver Limited which is a limited liability company without any substantive operations.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Good Silver Limited is a limited company incorporated under the laws of Hong Kong. Jamie Zhou is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented in its entirety as follows:

Not applicable. The transaction described in Item 5 involved an issuance of shares by the Issuer to a third party. The Reporting Persons were not parties to this transaction and did not provide any funds or other consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented in its entirety as follows:

This Amendment No. 1 is filed to report that the Reporting Persons' aggregate percentage beneficial ownership and voting power in the Issuer were diluted as a result of the Issuer's issuance of shares as described in Item 5 below. The Reporting Persons hold the Ordinary Shares for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D/A, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions.

Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Ordinary Shares.

The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5.

On December 22, 2025, the Issuer completed the issuance of 5,000,000 Class B ordinary shares to Expansion Group Ltd (the "Share Issuance"). The Reporting Persons did not acquire or dispose of any shares in this transaction and continue to beneficially own 3,900,000 Class A ordinary shares. However, as a direct result of the increase in the total number of the Issuer's outstanding shares from the Share Issuance, the Reporting Persons' aggregate beneficial ownership was diluted from approximately 24.57% to approximately 18.63%, and their aggregate voting power was diluted from approximately 1.48% to approximately 0.51%.

The percentage of beneficial ownership of each Reporting Person is based on 20,935,271 ordinary shares, including 13,435,271 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of December 22, 2025. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the Ordinary Shares of the Issuer reported in this Schedule 13D/A.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D/A, none of the Reporting Persons has effected any transactions in the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D/A is incorporated by reference. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated December 23, 2025 by and between the Reporting Persons

Exhibit 2: List of directors and executive officers of Good Silver Limited. (filed herewith)

## Signatures
- Good Silver Limited: /s/ Jamie Zhou, Jamie Zhou /Director (12/23/2025)
- Jamie Zhou: /s/ Jamie Zhou, Jamie Zhou (12/23/2025)